ArcelorMittal 6-K

Exhibit 99.3

press release

ArcelorMittal and Japan Bank for International Cooperation sign agreement to strengthen business and technology partnership

31 March 2023, 07:00 CET

On 30 March 2023, ArcelorMittal signed a memorandum of understanding (‘MOU’) with the Japan Bank for International Cooperation (‘JBIC’) to strengthen their partnership in steelmaking and decarbonisation.

The signing of the MOU between ArcelorMittal and JBIC builds on their existing business relationship, which includes JBIC’s financing in support of ArcelorMittal’s joint ventures with Nippon Steel Corporation in India and the United States, and foresees the parties cooperating to develop business opportunities with Japanese companies involved in steelmaking, including in low-carbon steelmaking technologies.

As Japan’s policy-based financial institution, part of JBIC’s role is to contribute toward creating business opportunities for Japanese companies by facilitating cooperation with international partners.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com